Mail Stop 4561

August 4, 2006

By U.S. Mail and Facsimile to (917) 777-3455

Robert P. Connolly, Esq
Managing Director, General Counsel and Secretary
New BlackRock, Inc.
40 East 52nd Street
New York, New York 10022

Re: New Black Rock, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 24, 2006
File No. 333-134916

Dear Mr. Connolly:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please disclose all material projections shared by BlackRock with Merrill Lynch.

2.   It is unclear what proposal 3 is; possibly it needs to be unbundled; it certainly needs to be better defined. Additionally, please expand disclosure about proposals 3-7 to include the information required by Item 19 of Schedule 14A.

3.   Comment no 10 in our prior letter was incorrect. Please restore the language you deleted in response to it.

Selected Historical Financial Information, page 11

4.   Please revise to include a "Recent Developments" section to discuss any material changes in the operating results, cash flow and liquidity of MLIM for the three and six month period ended June 30, 2006.

5.   Please revise this section to include a reference to the Form 8-K filed by BlackRock on July 18, 2006 that reports the results of operations and financial reporting for the three and six months ended June 30, 2003.   The "Documents Incorporated by Reference" section on page 93 should also be updated accordingly.

Other Factors, page 52

6.   Please remove the qualification "for corporate and investment banking services" in the final paragraph of this section.

Financial Statements of Merrill Lynch Investment Managers Business

Combined Statement of Earnings, page F-3

7.   We refer to your response to comment 30 that states when looking at the profitability of your various businesses you consider all expenses incurred, including overhead and cost of shared services, which you consider integral to the operations of the business. In this regard, please include in the "Management's Discussion and Analysis of Financial Operations" section on page 32 a discussion of how you manage and analyze your financial results, including:

- the factors you consider in determining the prices for your various services;
- how you determine the proper cost structure for your various businesses to support your products and services; and
- how you manage the overall profitability of your business.

Combined Statements of Net Assets, page F-4

8.   We refer to your response to Comment 33 in which you reconcile the total assets of MLIM to the segment information in the Form 10-K of Merrill Lynch for the period ended December 31, 2005. In this regard, please tell to us the following:

- The nature and amounts of the intercompany assets and liabilities for $3.9 billion that were included as part of the total assets of MLIM in the financial statements.

- The accounting basis for grossing-up these intercompany assets and liabilities in the stand-alone financial statements of MLIM

9.   With respect to your response to comment 34 please provide us the following information:

- Tell us why the grossing up of the intercompany assets and liabilities for $3.9 billion in the stand-alone financial statements of MLIM did not require an adjustment to the income statement.

- Explain to us why you state the net revenues and pre-tax earnings of the MLIM segment already include the effects of the grossed up intercompany assets and liabilities considering they were not included as part of the MLIM segment net assets in Note 3, "Segment and Geographic Information" of the financial statements of Merrill Lynch.

Combined Statement of Changes in Net Assets, page F-5

10.   We refer to your response to Comment 35 and to your revised disclosure in Note 1 on page F-7 regarding the nature of the "Change in ML & Co. asset and liability allocations" line items that were included as an adjustment to the net assets of MLIM for each of the three years ended December 31, 2005.   We note that this allocation account was equal to a reduction of 28% of net earnings for 2003; an increase of 103% of net earnings for 2004 and a decrease of 50% of net earnings for 2005. Please explain to us the authoritative accounting literature that supports the presentation of this account as part of the net assets of MLIM as compared to allocating the changes of each specific ML & Co. asset and liability to the related financial statement account in MLIM. Consider in your response the following:

- your response states the allocated revenues related to these assets and liabilities are already included in MLIM's net revenues and pre-tax earnings;

- you have revised the income statement of MLIM, in response to our previous comment 32, to eliminate the "Intercompany expense allocation" line item and have allocated this line item to the actual expense accounts of MLIM.

11.   We refer to your revised disclosure in Note 1 on page F-7 that states the majority of MLIM's allocated revenues are related to corporate interest allocations that are based on balance sheet or capital usage. Please explain to us and discuss in the note the methodology for allocating this corporate interest based on the *balance sheet* and state the specific balance sheet items included in your allocation methodology.

12.   Tell us the accounting basis and authoritative support for recording a "Change in ML & Co. asset and liability allocations" line item as a component of the Net Assets of MLIM

considering the financial statements of MLIM are presented as a stand-alone entity which will be merged into New BlackRock. Explain to us if this allocation account will be included in the post-merger financial statements of New BlackRock and your basis for its inclusion.

Pro Forma Financial Statements, page F-32

13. We refer to your response to Comment 46 regarding the need to provide a pro forma adjustment for the recurring retention expense of $80 million based on the valuation analysis as stated on page 48. In this regard, please provide us with the following information:

- Explain to us why you consider the incremental retention expense will be partially offset by a *reduced stock amortization expense* of $45 million in 2006. Explain to us what is the authoritative basis for recording an amortization expense for stock issued and why you consider it is related to the increased retention expense to be incurred in future periods.

- Tell us why you consider that the potential $50 million contribution to retention expense by Merrill Lynch is a reduction to retention expense in future periods considering the first bullet point on page F-37 of Note 2, "Basis of Pro Forma Presentation" states that the present value of this $50 million contribution will be recorded as a reduction to the purchase price of the MLIM business.

14. We refer to your response to comment 47 regarding the cash contribution of $125 million by Merrill Lynch contemplated by the transaction agreement. Please revise Note 2, "Pro Forma Basis of Presentation" on page F-35 to describe the conditions under which Merrill Lynch may be required to make this contribution and include a statement as to why no adjustments were made to the pro forma financial statements based on your probability assessment that the contractual conditions for making this contribution will not be met.

15. Tell us the accounting basis for stating in your response letter that the historical income statement of MLIM already includes interest income allocated to MLIM by Merrill Lynch for the use of the cash related to the $125 million contribution considering you state in your response letter that this additional contribution is expected.

Notes to Pro Forma Condensed Combined Financial Statements, page F-36

Note 1, "Pending Transaction", page F-35

16.   We understand from counsel that you will be submitting a revised response to our
        previous comment 48. When we review that response we may have further comments.

17.   Please tell us and state in this section, as requested previously, if the merger transaction
        will result in the loss of any tax attributes of the combining companies.

18.   We refer to your response to comment 55 regarding the reclassification of deferred
        commissions in pro forma adjustment B on page 33 totaling $100 million. Although the
        pro forma reclassification entry has no effect on MLIM's income statement we note that
        deferred commissions balance are material to *income before income taxes and minority
        interest* of $586 million. In this regard, as requested previously, please revise the
        historical financial statements of MLIM as follows:

        •   Describe in Note 1, "Summary of Significant Accounting Policies" on page F-10
            the accounting polices regarding the initial recording of deferred commissions
            and their subsequent recognition in the income statement.

        •   Disclose in MD&A the effects of recording the reversal of deferred commissions
            on the future operating results of the Company.

Operating results for the year ended December 31, 2005 as compared with the year ended
December 31, 2004, page 37

19.   We refer to your response to comment 79 regarding your elimination of discussions of
        operating income and operating margin in MD&A of your Form 10-K for the year ended
        2005 which states it was not included primarily because it provides readers with no
        useful information not already presented in MD&A.   In this regard, please tell us and
        discuss in MD&A the specific changes in management's policies in 2005 for evaluating
        the Company's operations which resulted in the lack of usefulness of operating income
        and operating margin. Consider in your response the following:

        •   The operating income for the last five years is disclosed in the "Selected GAAP
            Financial Results" table in the "Overview" section on page 3.

        •   The reconciliation of Operating Income and Operating Margin from a GAAP
            basis to a non-GAAP basis are included in the "Overview" section of MD&A on
            page 28 in which you state they are *effective indicators of management's ability
            to employ BlackRock's resources.*

Consolidated Statements of Income, page F-8

20.   We refer to your response to comment 82 in which you state that management does not aggregate cost by product and you believe your reporting is consistent with management's decision making process. In this regard, please tell us and provide proposed disclosure to be included in the "Management's Discussion and Analysis of Financial Operations" section in future filings, a discussion of how management analyze its operating results, including:

- the factors you consider in determining the prices for your various services;
- how you determine the proper cost structure for your various businesses to support your products and services; and
- how you manage the overall profitability of your business.

Note 6, Derivative Instruments, page F-29

21.   We refer to your response to comment 84 in which you state the Pillars Synthetic CDO contract is accounted for as a derivative, with changes in its fair value reflected in the income statement, but the related credit default swap is not classified as an accounting hedge. In this regard, please disclose in future filings why the credit default swaps do not qualify for accounting hedge treatment and state how they are recorded in the income statement in accordance with paragraph 18.a of SFAS 133.

Exhibit 8.1

22.   Please revise to state that the discussion beginning on page 55 of the disclosure is counsel's opinion, not merely that it is a fair and accurate summary of federal tax law.

23.   You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

*   *   *

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Edwin Adames, Staff Accountant, at (202) 551-3447 or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Richard T. Prins, Esq.
         Franklin M. Gittes, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP
         Four Times Square
         New York, New York 10036